Execution Version 241734521.3 244592-10001 Error! Unknown document property name. SHARE PURCHASE AGREEMENT Agreement September 23, 2025, is made by and between Investor Logistic Properties of the Americas, a Cayman Islands exempted company limited by shares Company Party Parties WHEREAS, the Parties desire that, upon the terms and subject to the conditions contained herein, the Company shall have the right to issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company, up to $30 million in aggregate gross purchase price of newly issued fully paid ordinary shares of the Company, par value $.0001 per share Ordinary Shares WHEREAS, the Ordinary Shares are listed for trading on NYSE American LPA WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be made in reliance upon Section 4(a)(2) and/or Rule 506(b) of Regulation D promulgated by the Securities and Exchange Commission Regulation D Securities Act be available with respect to any or all of the transactions to be made hereunder; and WHEREAS, the Parties are concurrently entering into a Registration Rights Agreement in the form attached Registration Rights Agreement of the Registrable Securities (as defined in the Registration Rights Agreement), upon the terms and subject to the conditions set forth therein. NOW, THEREFORE, the Parties hereto agree as follows: ARTICLE I CERTAIN DEFINITIONS Capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex I hereto, and hereby made a part hereof, or as otherwise set forth in this Agreement. ARTICLE II SHARE PURCHASES Share Purchases. Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, the Company, at its sole discretion, shall have the right, but not the obligation, to issue and sell to the Investor, and the Investor shall subscribe for and purchase from the Company, Shares by the delivery to the Investor of Purchase Notices on the following terms: Purchase Notice. At any time during the Commitment Period the Company may require the Investor to purchase Shares by (i) delivering a Purchase Notice to the Investor, subject to the satisfaction or waiver by the Investor of the conditions set forth in Annex II, and (ii) delivering an instruction letter to the transfer agent of the Company to initiate the DWAC of the number of shares indicated in such Purchase Notice to the brokerage account designated by the Investor, subject to adjustment pursuant to the Settlement Document (as defined below). The Company shall, in its sole discretion, select the number of Shares, not to exceed the Maximum Purchase Amount (unless otherwise agreed to in writing by the Company and the Investor), it desires to issue and sell to the Investor in each Purchase Notice and the Pricing Period to be used. There shall be no non-usages fee for not utilizing the Commitment Amount or any part thereof. Notwithstanding the foregoing, the Company shall not deliver any Purchase Notices during the PEA Period; at the time of delivering such Purchase Notice, there shall be no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement, and the Purchase Notice shall be automatically cancelled and void if any

241734521.3 244592-10001 Error! Unknown document property name. such fundamental changes to the information set forth in the Registration Statement shall have occurred during the applicable Pricing Period. Date of Delivery of Purchase Notice. Purchase Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit B attached hereto. A Purchase Notice shall be deemed delivered on (i) the day it is received by the Investor, if (A) such Purchase Notice is received by e-mail at or before 9:00 a.m. Eastern time, and (B) the instruction letter has been delivered to the transfer agent (e-mail shall be sufficient) at or before 9:00 a.m. Eastern time, or (ii) the immediately succeeding day if either the Purchase Notice or instruction letter is received by e-mail after 9:00 a.m. Eastern time; provided, however, that upon mutual written consent of the Company and the Investor, a Purchase Notice or instruction letter that is delivered after 9:00 a.m. Eastern Time may be deemed to have been delivered prior to 9:00 a.m. Eastern Time of such day. Upon receipt of a Purchase Notice, the Investor shall promptly provide written confirmation (which may be by e-mail) of receipt of such Purchase Notice. For the avoidance of doubt, if the instruction letter is adjusted pursuant to the Settlement Document, such instruction letter will be deemed to have been delivered at the time the initial instruction letter that was so adjusted for purposes of this Section 2.01(b) was delivered. Purchase Notice Limitations. Regardless of the number of Shares requested by the Company in a Purchase Notice, the final number of Shares to be issued and sold pursuant to such Purchase Notice shall be reduced (if at all) in accordance with each of the following limitations: Ownership Limitation; Commitment Amount. At the request of the Company, the Investor will inform the Company in writing (which may be by e-mail) of the number of Ordinary Shares the Investor currently beneficially owns. At the request of the Investor, the Company shall promptly confirm in writing (which may be by e-mail) to the Investor the number of Ordinary Shares then outstanding. Notwithstanding anything to the contrary contained in this Agreement, the Investor shall not be obligated to purchase or acquire, and shall not purchase or acquire, any Shares under this Agreement which, when aggregated with all other Ordinary Shares beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of Ordinary Share Ownership Limitation ; provided, that upon delivery of a written notice to the Company, Investor may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) the Ownership Limitation to 9.99%; provided further, that any such increase in the Ownership Limitation will not be effective until the sixty- first (61st) day after such notice is delivered to the Company. In connection with each Purchase Notice, any portion of Shares requested to be purchased in such Purchase Notice that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Shares issued and sold to the Investor hereunder to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company or the Investor, and such Purchase Notice shall be deemed automatically modified to reduce the number of Shares requested to be purchased by an amount equal to such withdrawn portion; provided, that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company in writing (which may be by e-mail) of such event, including the number of Shares affected by such withdrawal or modification. Registration Limitation. In no event shall the number of Shares included in a Purchase Notice exceed the number of Ordinary Shares registered in respect of the transactions contemplated hereby under the Registration Registration Limitation number of Shares requested to be purchased that would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company or the Investor, and such Purchase Notice shall be deemed automatically modified to reduce the aggregate amount of Shares requested in such Purchase Notice by an amount equal to such withdrawn portion; provided, that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company in writing (which may be by e-mail) of such event, including the number of Shares affected by such withdrawal or modification. Compliance with Rules of Principal Market. Notwithstanding anything to the contrary herein, the Company shall not effect any sales under this Agreement and the Investor shall not have the obligation to purchase Ordinary Shares under this Agreement to the extent (but only to the extent) that after giving effect to such purchase and sale the aggregate number of Ordinary Shares issued under this Agreement would exceed 19.99% of the aggregate number of Ordinary Shares issued and outstanding as of the Effective Date of this Agreement, which number shall be

241734521.3 244592-10001 Error! Unknown document property name. reduced, on a share-for-share basis, by the number of Ordinary Shares issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by this Agreement under the Exchange Cap provided, however, shareholders have approved the issuance of Ordinary Shares pursuant to this Agreement in excess of the Exchange Cap in accordance with the applicable rules of the Principal Market, or (b) Agreement in excess of the Exchange Cap is not required pursuant to the rules of the Principal Market. In connection with each Purchase Notice, any portion of the number of Shares requested to be purchased that would exceed the Exchange Cap shall automatically be withdrawn with no further action required by the Company or the Investor, and such Purchase Notice shall be deemed automatically modified to reduce the aggregate amount of Shares requested in such Purchase Notice by an amount equal to such withdrawn portion in respect of each Purchase Notice. Unconditional Contract. Notwithstanding any other provision in this Agreement, the the Company the Parties shall be deemed to have entered into an unconditional contract binding on both Parties for the purchase and sale of Shares pursuant to such Purchase Notice in accordance with the terms of this Agreement and (i) subject to Applicable Laws and (ii) subject to Section 6.19, the Investor may sell Ordinary Shares after receipt of a Purchase Notice, including during a Pricing Period. Closings Closing shall take place as soon as practicable on each applicable Purchase Date in accordance with the procedures set forth below. The Company acknowledges that the Purchase Price is not known at the time a Purchase Notice is delivered but shall be determined on each Closing based on the daily prices of the Ordinary Shares that are the inputs to the determination of the Purchase Price. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below: Settlement Document by the Investor (taking into account any adjustments pursuant to the terms hereof), the Market Price, the Purchase Price, the aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties), in each case in accordance with the terms and conditions of this Agreement. any event, not later than one Trading Day after such receipt), to the extent such Shares have not already been delivered to the Investor, the Company will, or will cause its transfer agent to, (i) electronically transfer such number of Shares t Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, and (ii) transmit notification to the Investor that such share transfer has been requested. Promptly after delivery of the Settlement Document, or to the extent such Shares have not already been delivered to the Investor, promptly such Shares, the Investor shall pay to the Company the aggregate Purchase Price of the Shares (as set forth in the Settlement Document) in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested. No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares. To facilitate the transfer of the Ordinary Shares by the Investor, the Ordinary Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering the resale of such Ordinary Shares (it being understood and agreed by the Investor that notwithstanding the lack of restrictive legends, the Investor may only sell such Ordinary Shares pursuant to the Plan of Distribution set forth in the Prospectus included in the Registration Statement and otherwise in compliance with the requirements of the Securities Act (including any applicable prospectus delivery requirements) or pursuant to an available exemption). To the extent that the number of Shares delivered to the Investor exceeds the number of Excess Shares otherwise instructed by the Company in writing, the Investor may retain such Excess Shares (provided Investor will not be deemed to have purchased such Excess Shares), and such Excess Shares will be deemed to be pre-delivered Shares that will reduce the number of Shares required to be delivered by the Company in accordance with this Section

241734521.3 244592-10001 Error! Unknown document property name. 2 in connection with the next Purchase Notice. Alternatively, the Company shall have the right at any time to require documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein. the Investor that a Material Outside Event has occurred, or (ii) the Company notifies the Investor of a Black Out Period, the parties agree that any pending sale of Shares pursuant to a Purchase Notice shall end and the final number of Shares to be purchased by the Investor at the Closing for such Purchase Notice shall be equal to the number of Ordinary Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period. Hardship Ordinary Shares after receipt of a Purchase Notice and the Company fails to perform its obligations as mandated in this Agreement, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in this Agreement and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to seek an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to Applicable Laws and the rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement. Section 2.06 Completion of Resale Pursuant to the Registration Statement. The Investor shall promptly notify the Company in writing (which may be by email) that all subsequent resales of the full Commitment Amount have been completed. ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE INVESTOR The Investor hereby makes the following representations, warrants, and covenants to the Company as of the date hereof and as of each Purchase Date: Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party and to purchase or acquire the Shares in accordance with the terms hereof. The decision to invest and the execution and delivery of the Transaction Documents to which it is a party by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver the Transaction Documents to which it is a party and all other instruments on behalf of the Investor or its shareholders. This Agreement and the Transaction Documents to which it is a party have been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms. Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Shares and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment. The Investor is able to bear the economic risk of an investment in the Shares, including a total loss thereof.

241734521.3 244592-10001 Error! Unknown document property name. No Legal, Investment or Tax Advice from the Company. The Investor acknowledges that it had the opportunity to review the Transaction Documents and the transactions contemplated by the Transaction Documents with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel or agents for legal, tax, investment or other advice with respect transactions contemplated by this Agreement or the laws of any jurisdiction, and the Investor acknowledges that the Investor may lose all or a part of its investment. Investment Purpose. The Investor is acquiring the Shares for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, in violation of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a registration statement filed pursuant to the Registration Rights Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Shares. The Investor is acquiring the Shares hereunder in the ordinary course of its business. The Investor share each Registration Statement and in any prospectus contained therein to the extent required by applicable law and to the extent the prospectus is related to the resale of Registrable Securities. Accredited Investor Accredited Investor 501(a) of Regulation D. Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information the Investor deemed material to making an informed investment decision. The Investor and its advisors (and its counsel), if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such ch inquiries nor any other due diligence investigations conducted by the Investor or its advisors (and its counsel), if any, or its representatives shall modify, amend or affect the acknowledges and agrees that the Company has not made to the Investor, and the Investor acknowledges and agrees it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in Article IV of this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby. The Investor understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement. Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any affiliate of the Company (as that term is defined in Rule 405 promulgated under the Securities Act). General Solicitation. The Investor is not purchasing or acquiring the Shares as a result of any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Shares. Trading Activities. At no time prior to the date of this Agreement has the Investor, its sole member, any of their respective officers, or any entity managed or controlled by the Investor or its sole member, directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Persons, engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) or hedging transactions involving the Co including any stock pledge, forward sales contract, option, put, call, swap or similar hedging arrangement) that remain in effect as of the Effective Date. Reliance on Exemptions; Resale of Shares. The Investor understands that the Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part

241734521.3 244592-10001 Error! Unknown document property name. compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Shares. The Investor represents, warrants and covenants that it will resell Shares purchased or acquired by the Investor from the Company pursuant to this Agreement only pursuant to the Registration Statement in which the resale of such Shares is registered under the Secu in such Registration Statement, and in a manner in compliance with all applicable U.S. federal and applicable state securities laws, rules and regulations. The Investor further acknowledges that the removal of the restrictive legend from certificate(s) or book-entry statement(s) representing the Shares (including the Commitment Shares) is , the representations, warranties and covenants of the Investor set forth in this Section 3.10. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY Except as set forth in the disclosure schedule delivered by the Company to the Investor concurrently with this Agreement (which is hereby incorporated by reference in, and constitutes an integral part of, this Agreement) (the Disclosure Schedule warranties, as set forth in the SEC Documents, the Company hereby makes the following representations, warranties and covenants to the Investor as of the date hereof and as of each Purchase Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date): Organization and Qualification. The Company and each of its Subsidiaries are entities duly formed, validly existing and in good standing (to the extent such concept is recognized under applicable law of the respective jurisdiction) under the laws of the jurisdiction in which they are formed and have the requisite power and authority to own their properties and to carry on their business as now being conducted, except in the case of the to the extent that the failure to be in good standing would not have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing (to the extent such concept is recognized under applicable law of the respective jurisdiction) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Authorization, Enforcement, Compliance with Other Instruments. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the and no further consent or authorization will be required by the Company or its board of directors or its shareholders. This Agreement and the other Transaction Documents to which the Company is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable ation and to contribution may be limited by U.S. federal or state securities law. Authorization of the Shares. The Shares to be issued under this Agreement have been, or with respect to Shares to be purchased by the Investor pursuant to a Purchase Notice, will be, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, against payment therefor as provided herein, duly and validly authorized and issued and fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and the resale of such

241734521.3 244592-10001 Error! Unknown document property name. Shares will be registered pursuant to Section 12 of the Exchange Act. The Shares, when issued, will conform to the description thereof set forth in or incorporated into the Prospectus. No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares) will not (i) result in a violation of the memorandum and articles of association or other organizational documents of the Company or its Subsidiaries (with respect to consummation, as the same may be amended prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that would not reasonably be expected to have a Material Adverse Effect. SEC Documents; Financial Statements. Except as otherwise disclosed in the SEC Documents, the Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all SEC Documents required to be filed since March 27, 2024. The Company has delivered SEC Documents, as applicable. Except as disclosed in amendments or subsequent filings to the SEC Documents, as of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each of the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Financial Statements. The consolidated financial statements of the Company included or incorporated by reference in the SEC Documents, together with the related notes and schedules, present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the periods specified (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate) and such financial statements have been prepared in compliance with the requirements of the Securities Act and Exchange Act, as applicable, and in conformity with International IFRS consistent basis throughout the periods involved (except (i) for such adjustments to accounting standards and practices as are noted therein and (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) during the periods involved; the other selected financial data and the summary financial information with respect to the Company and the Subsidiaries contained or incorporated by reference in the SEC Documents are accurately and fairly presented and prepared, in all material respects, on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the SEC Documents that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the SEC Documents (excluding the exhibits thereto) that are required to be described in the SEC Documents; and all disclosures contained or incorporated by reference in the SEC Documents -IFRS is defined by the rules and regulations of the SEC) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Documents fairly presents the applicable thereto. Except as otherwise disclosed in the SEC Documents, the Company is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations Documents and such accountants are an independent registered public accounting firm as required by the Securities Act.

241734521.3 244592-10001 Error! Unknown document property name. Registration Statement and Prospectus. With respect to the resale transactions contemplated by this Agreement, the Company and such transactions meet the requirements for and comply with the conditions for the use of Form F-3 under the Securities Act. Each Registration Statement and the offer and sale of Shares as contemplated hereby, if and when filed, will meet the requirements of Rule 415 under the Securities Act and comply in all material respects with said rule. Any statutes, regulations, contracts or other documents that are required to be described in a Registration Statement or a Prospectus, or to be filed as exhibits to a Registration Statement have been so described or filed. Copies of each Registration Statement, any Prospectus, and any such amendments or supplements thereto and all documents incorporated by reference therein that were filed with the SEC on or prior to the date of this Agreement have been delivered, or are available through EDGAR, to the Investor and its counsel. The Company has not distributed and, prior to the later to occur of each Share Purchase Notice Date and completion of the distribution of the Shares, will not distribute any offering material in connection with the offering or sale of the Shares other than a Registration Statement and the Prospectus to which the Investor has consented, such consent not to be unreasonably withheld or delayed. No Misstatement or Omission. Each Registration Statement, when it became or becomes effective, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each Prospectus did not, or will not, include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in a Prospectus or any Prospectus Supplement did not, and any further documents filed and incorporated by reference therein will not, when filed with the SEC, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Investor specifically for use in the preparation thereof. Conformity with Securities Act and Exchange Act. Each Registration Statement, each Prospectus, or any amendment or supplement thereto, and the documents incorporated by reference in each Registration Statement, Prospectus or any amendment or supplement thereto, when such documents were or are filed with the SEC under the Securities Act or the Exchange Act or became or become effective under the Securities Act, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. At each Share Purchase Notice Date, the Registration Statement, and the Prospectus, as of such date, will conform in all material respects with the requirements of the Securities Act. Equity Capitalization. Authorized and Outstanding Share Capital. As of the date hereof, the authorized share capital of the Company consists of: (i) 450,000,000 ordinary shares of a par value of US$0.0001, with 31,521,629 ordinary shares issued and outstanding; and (ii) 50,000,000 preference shares of a par value of $0.0001, with no preference shares issued and outstanding. The ordinary shares are registered pursuant to Section 12(b) of the Exchange Act and are currently listed on a Principal Market under the tradi LPA to, or likely to have the effect of, terminating the registration of the ordinary shares under the Exchange Act, delisting the ordinary shares from the Principal Market, nor has the Company received any notification that the SEC or the Principal Market is contemplating terminating such registration or listing, except as disclosed in the SEC Documents. Except as disclosed in the SEC Documents, the Company is in compliance with all applicable listing requirements of the Principal Market. . All of such issued and outstanding ordinary shares are duly authorized and have been validly issued and are fully paid and nonassessable. . Except as disclosed in the SEC Documents: (A) none of the share capital is subject to preemptive rights or any other similar scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its

241734521.3 244592-10001 Error! Unknown document property name. Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or share capital of the Company or any of its Subsidiarie Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to this Agreement and the Registration Rights Agreement instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is are no securities or instruments containing anti- neither the Company nor any Subsidiary has entered into any Variable Rate Transaction. Intellectual Property Rights. The Company and its Subsidiaries own or possess the rights to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, copyrights, inventions, approvals, governmental authorizations and trade secrets, if any, necessary to conduct their respective businesses as currently conducted, except as otherwise disclosed in the SEC Documents or as would not reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, copyrights, inventions, service names, service marks, service mark registrations, or trade secrets, except as otherwise disclosed in the SEC Documents or as would not reasonably be expected to result in a Material Adverse Effect. Except as otherwise disclosed in the SEC Documents or as would not reasonably be expected to result in a Material Adverse Effect, to the being threatened in writing against the Company or its Subsidiaries regarding trademarks, trade names, patents, inventions, copyrights, service names, service marks, service mark registrations, trade secrets. Employee Relations. Except as otherwise disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries is involved in any labor dispute with the employees of the Company or any of its subsidiaries nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened in writing, in each case which is reasonably be expected to result in a Material Adverse Effect. Environmental Laws. Except as otherwise disclosed in the SEC Documents, the Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Environmental Laws local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to contaminants or toxic or hazardous substances or wastes. Title. Except as otherwise disclosed in the SEC Documents or except as would not reasonably be expected to result in a Material Adverse Effect, the Company (or its Subsidiaries) has indefeasible fee simple or leasehold title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Except as would not reasonably be expected to result in a Material Adverse Effect, any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries. Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be reasonable and customary in the businesses in which the Company and its Subsidiaries are engaged. To the as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue

241734521.3 244592-10001 Error! Unknown document property name. its business as currently conducted at a cost that would not reasonably be expected to result in a Material Adverse Effect. Regulatory Permits. Except as otherwise disclosed in the SEC Documents or as would not reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to own their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits. Internal Accounting Controls. Except as otherwise disclosed in the SEC Documents, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in acco authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and management is not aware of any material weaknesses that are not disclosed in the SEC Documents as and when required. Absence of Litigation. Except as disclosed in Section 4.18 of the Disclosure Schedule or in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Share reasonably be expected to result in a Material Adverse Effect. Absence of Certain Changes. S statements contained in a Form 20-F, there has been no Material Adverse Effect, nor any event or occurrence specifically affecting the Company or its Subsidiaries that would be reasonably expected to result in a Material Adverse Effect. Except as disclosed in the SEC Documents, s financial statements contained in a Form 20-F, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets, which are material with respect to the Company and its subsidiaries considered as one enterprise, outside of the ordinary course of business, or (iii) made any capital expenditures, which are material with respect to the Company and its subsidiaries considered as one enterprise, outside of the ordinary course of business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings. Subsidiaries. As of the date hereof, except as disclosed in Section 4.20 of the Disclosure Schedule, the only subsidiaries of the Company are the subsidiaries listed on Exhibit 8.1 annual report filed on Form 20-F. Tax Status. Each of the Company and its Subsidiaries (i) has timely filed all material foreign, federal and state income tax returns and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith except taxes that are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established by the Company in accordance with IFRS and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply except to the extent of any inadequacy that would not reasonably be expected to result in a Material Adverse Effect. The Company has not received written notification of any unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction (other than, claims for which adequate reserves have been established). Certain Transactions. Except as (a) not required to be disclosed in the SEC Documents pursuant to Applicable Laws or (b) disclosed in the SEC Documents, none of the officers or directors of the Company

241734521.3 244592-10001 Error! Unknown document property name. is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner. Rights of First Refusal. Except as disclosed in Section 4.23 of the Disclosure Schedule, the Company is not obligated to offer the Ordinary Shares offered hereunder on a right of first refusal basis to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties. Dilution. The Company is aware and acknowledges that issuance of Ordinary Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Ordinary Shares. . The Company acknowledges and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in purchase of the Shares hereunder. The Company is aware and acknowledges that it shall not be able to submit a Purchase Notice under this Agreement or the number of shares requested under a Purchase Notice may be automatically reduced pursuant to this Agreement if the Registration Statement is not effective or if any issuances of Ordinary Shares pursuant to any Purchase Notice would violate any rules of the Principal Market. The Company acknowledges and agrees that it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement. . Neither the Company nor any of the Subsidiaries has incurred any liability contemplated. Relationship of the Parties. Neither the Company, nor any of its subsidiaries, affiliates, nor, nor any of its affiliates has provided, or will provide, any services to the Company or any of its affiliates, its subsidiaries, or any person acting on its or their behalf. or in the Transaction Documents. Reserved. Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement or a Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith. Compliance with Laws. The Company and each of its Subsidiaries are in compliance in all material respects with Applicable Laws; except as otherwise disclosed in the SEC Documents or as would not reasonably be expected to result in a Material Adverse Effect, the Company has not received a notice of non- compliance, any director, officer, or employee of the Company or any Subsidiary g on behalf of the Company or any Subsidiary has, has not complied with Applicable Laws. Sanctions Matters. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer or controlled affiliate of the Company or any director or officer of any Subsidiary, is a Person that is the subject of any sanctions administered or enforced by the U.S. Department of OFAC

241734521.3 244592-10001 Error! Unknown document property name. Sanctions nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions. The Company will not, directly or indirectly, use the proceeds from the sale of Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise) of Sanctions. ARTICLE V INDEMNIFICATION The Investor and the Company represent to the other the following with respect to itself: Indemnification by the Company this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor and its officers, directors, managers, members, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within Investor Indemnitees liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including rea Indemnified Liabilities Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Company; provided, however, that the foregoing indemnity shall not apply to any Indemnified Liabilities to the extent, but only to the extent, that such Indemnified Liabilities resulted directly and primarily from any acts or failures to act, undertaken or omitted to be taken by any of the Investor Indemnitees through its fraud, bad faith, gross negligence, or willful or reckless misconduct. To the extent that the foregoing undertaking by the Company may be unenforceable under Applicable Law, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law. Indemnification by the Investor defend, protect, indemnify and hold harmless the Company, its Subsidiaries and all of its and their officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Company within the meaning of Section 15 of the Company Indemnitees and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity, and will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out

241734521.3 244592-10001 Error! Unknown document property name. of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; or (c) any breach of any covenant, agreement or obligation of the Investor contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; provided, however, that the foregoing indemnity shall not apply to any Indemnified Liabilities to the extent, but only to the extent, that such Indemnified Liabilities resulted directly and primarily from any acts or failures to act, undertaken or omitted to be taken by the Company Indemnitee through its fraud, bad faith, gross negligence, or willful or reckless misconduct. To the extent that the foregoing undertaking by the Investor may be unenforceable under Applicable Laws, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Laws. Notice of Claim. Promptly after receipt by an Investor Indemnitee or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due. Remedies. The remedies provided for in this Article V are not exclusive and shall not limit any right or remedy which may be available to any indemnified person at law or equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive expiration or termination of this Agreement. Limitation of liability. Notwithstanding the foregoing, no party shall seek, nor shall any party be entitled to recover from the other party or be liable for, special, incidental, indirect, consequential, punitive or exemplary damages. ARTICLE VI COVENANTS

241734521.3 244592-10001 Error! Unknown document property name. The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Commitment Period: Effective Registration Statement. During the Commitment Period, the Company shall use its commercially reasonable efforts to maintain the continuous effectiveness of each Registration Statement filed with the SEC under the Securities Act pursuant to and in accordance with the Registration Rights Agreement. Registration and Listing. The Company shall use its commercially reasonable efforts to cause the Ordinary Shares to continue to be registered as a class of securities under Section 12(b) of the Exchange Act, and to comply with its reporting and filing obligations under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Securities Act or the Exchange Act) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company shall use its commercially reasonable efforts to continue the listing and trading of its Ordinary Shares and the listing of the Shares purchased by the Investor hereunder on the Principal Market Principal Market. If the Company receives any final and non-appealable notice that the listing or quotation of the Ordinary Shares on the Principal Market shall be terminated on a date certain, the Company shall promptly (and in any case within 24 hours) notify the Investor of such fact in writing and shall use its commercially reasonable efforts to cause the Ordinary Shares to be listed or quoted on another Principal Market. Blue Sky. The Company will use its commercially reasonable efforts, in cooperation with the Investor, to obtain an exemption for or to qualify the Shares for sale by the Company to the Investor pursuant to the Transaction Documents, and at the reasonable request of the Investor, the subsequent resale of Registrable of any such action so taken reasonably requested by the Investor from time to time during the Commitment Period; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business or qualify as a foreign corporation or other entity or as a securities dealer in any jurisdiction where it would not otherwise be required to qualify, (ii) take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject, or (iii) subject itself to general taxation in any such jurisdiction. Suspension of Registration Statement. Establishment of a Black Out Period. During the Commitment Period, the Company from time to time may suspend the use of a Registration Statement by written notice to the Investor in the event that the Company determines in its sole discretion in good faith that such suspension is necessary to (A) delay the disclosure of material nonpublic information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the Registration Statement or Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the Black Out Period No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Ordinary Shares of the Company pursuant to such Registration Statement, but may sell shares Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 30 days or in a manner that is more restrictive (including, without limitation, as to duration) than the and senior executive officers. In addition, the Company shall not deliver any Purchase Notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and the Company shall immediately notify the Investor of the termination of the Black Out Period.

241734521.3 244592-10001 Error! Unknown document property name. Listing of Ordinary Shares. As of each Share Purchase Date, the Shares to be sold by the Company from time to time hereunder will have been registered for resale under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance. Opinion and Negative Assurance Letter of Counsel. Prior to the date of the delivery by the Company of the first Purchase Notice, the Investor shall have received an opinion letter and negative assurance letter from counsel to the Company in form and substance reasonably satisfactory to the Investor. Exchange Act Registration. The Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and, during the Commitment Period, will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act. Transfer Agent Instructions. For any time while there is a Registration Statement in effect for this transaction, the Company shall (if required by the transfer agent for the Ordinary Shares) deliver to the transfer agent for the Ordinary Shares (with a copy to the Investor) instructions to issue Ordinary Shares to the Investor free of restrictive legends upon each issuance of Shares pursuant to a Purchase Notice if the delivery of such instructions are consistent with Applicable Law, in each case supported as needed by an opinion from legal counsel for the Company. Corporate Existence. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period. Notice of Certain Events Affecting Registration; Suspension of Right to Submit a Purchase Notice. The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Prospectus: (i) receipt of any request for amendments or supplements to the Registration Statement or related Prospectus; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement a related Prospectus to comply with the Securities Act or any other law (and the Company will promptly make available to the Investor any such supplement or amendment to the related Prospectus). The Company shall not deliver to the Investor any Purchase Notice, and the Company shall not sell any Shares pursuant to any pending Purchase Notice (other than as required pursuant to Section 2.04(d)), during the continuation of any of the foregoing events (each of the events described in Material Outside Event Consolidation. If a Purchase Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Purchase Notice has been closed in accordance with Section 2.02 hereof, and all Shares in connection with such Purchase Notice have been received by the Investor. Ordinary Shares. The issuance and sale of the Ordinary Shares to the Investor hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) and/or Regulation D of the Securities Act and any applicable state securities law. Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations

241734521.3 244592-10001 Error! Unknown document property name. hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement (including, for the avoidance of doubt, any fees associated with any DWAC of such Shares) accountants and other advisors (but not, for the avoidance of accountants and other advisors), (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any Prospectus and any amendments or supplements thereto requested by the Investor, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market. Except as set forth in Section 11.04 hereof, the Company shall have no obligation to reimburse the Investor for any expenses of the Investor incurred in connection with such registrations, filings or qualifications pursuant to this Agreement and the Registration Rights Agreement, including sales and brokerage commissions incurred by the Investor in connection with sales of Registrable Securities pursuant to a Registration Statement. Current Report. The Company shall timely file with the SEC a report on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching all the material Transaction Documents (including any exhibits thereto, the Current Report on a draft of the Current Report prior to filing the Current Report with the SEC and shall give due consideration to all such comments. Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that from and after the filing of the Current Report with the SEC, the Company shall have publicly disclosed all or any of its Subsidiaries, or any of their respective officers, directors, employees, agents or representatives in connection with the transactions contemplated by the Transaction Documents. The Company agrees to, upon request from the Investor, publicly disclose any and all material non-public information the Investor may have prior to the submission of any Purchase Notice. In addition, effective upon the filing of the Current Report, the Company acknowledges and agrees that any and all confidentiality or similar obligations with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Investor or any of its respective officers, directors, affiliates, employees or agents, on the other hand shall terminate. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor Investor will rely on the foregoing representations in effecting resales of Shares under the Registration Statement. Use of Proceeds. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein to repay any advances or loans to any executives, directors, or employees of the Company or any Subsidiary or to make any payments in respect of any related party obligations, including without limitation any payables or notes payable to related parties of the Company or any Subsidiary whether or not such amounts are described on the balance sheets of the Company in any SEC Documents and any Subsidiary Related Party Transactions Subsidiaries will, directly or indirectly, use the proceeds from the transactions contemplated herein, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person (a) for the purpose of funding or facilitating any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country, or (b) in any other manner that will result in a violation of Sanctions or Applicable Laws by any Person (including any Person participating in the transactions contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise). Purchase Notice Limitation. The Company shall not deliver a Purchase Notice if a shareholder meeting or corporate action date, or the record date for any shareholder meeting or any corporate action, would fall during the period beginning two Trading Days prior to the date of delivery of such Purchase Notice and ending two Trading Days following the Closing of such Purchase Notice.

241734521.3 244592-10001 Error! Unknown document property name. Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws. Market Activities. Neither the Company, nor any Subsidiary, nor any of their respective officers, directors or controlling persons will, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of Ordinary Shares or (ii) sell, bid for, or purchase Ordinary Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Shares. Selling Restrictions. Except as expressly set forth below, the Investor covenants that from and after the date hereof through and including the Trading Day next following the expiration or termination of this Agreement as provided in Section 9.01 Restricted Period , any of its officers, or any entity Restricted Persons Restricted Person Rule 200 of Regulation SHO of the Exchange Act) of the Ordinary Shares, either for its own principal account or for the principal account of any other Restricted Person. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall (without implication that the contrary would otherwise be true) prohibit any (as defined under Rule 200 promulgated under Regulation SHO) any Ordinary Shares; or (2) selling a number of Ordinary Shares equal to the number of Shares that such Restricted Person is unconditionally obligated to purchase under a pending Purchase Notice but has not yet received from the Company or the transfer agent pursuant to this Agreement. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of its rights or any of its obligations hereunder, including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from the purported such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect. Without the consent of the Investor, the Company shall not have the right to assign or transfer any of its rights or provide any third party the right to bind or obligate the Company to deliver Purchase Notices or effect the sale of Shares pursuant to a Purchase Notice. No Frustration. The Company shall not enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction that would violate the terms of the Transaction Documents or prevent the Company from performing its obligations under the Transaction Documents to which it is a party, including, without limitation, the obligation of the Company to deliver the Shares to the Investor in respect of a Purchase Notice. Prohibited Transactions. From the date hereof until the date this Agreement has been validly terminated in accordance with its terms, without the prior written consent of the Investor, the Company shall not enter into, agree to enter into, or effect any Variable Rate Transaction, or enter into any amendments to the definitive agreements related to any existing Variable Rate Transaction, without the prior written consent of the Investor. For the avoidance of doubt, nothing in this Agreement or the Transaction Documents shall restrict or prevent the Company - tion that does not qualify as a Variable Rate Transaction. ARTICLE VII NON-EXCLUSIVE AGREEMENT Subject to Section 6.22 hereof, this Agreement and the rights awarded to the Investor hereunder are non- exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by Ordinary Shares

241734521.3 244592-10001 Error! Unknown document property name. or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital. ARTICLE VIII CHOICE OF LAW/JURISDICTION Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and solely in accordance with the substantive and procedural laws of the State of New York, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of New York. The Parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Agreement. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH. ARTICLE IX TERMINATION Termination. the earliest of (i) the 36-month anniversary of the Effective Date, (ii) the date on which the Investor shall have made payment of Shares pursuant to Purchase Notices under this Agreement equal to the Commitment Amount or (iii) the date any statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, withdrawn or endorsed by any court or governmental authority of competent jurisdiction, as applicable, (which shall include the Securities and Exchange Commission), the effect of which would prohibit any of the transactions contemplated by this Agreement. to the Investor; provided that (i) there are no outstanding Purchase Notices under which Ordinary Shares have yet to be issued, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Section 9.01 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder. ARTICLE X NOTICES

241734521.3 244592-10001 Error! Unknown document property name. Other than with respect to Purchase Notices, which must be in writing and will be deemed delivered on the day set forth in Section 2.01(b), any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) 5 days after being sent by U.S. certified mail, return receipt requested, (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications (except for Purchase Notices which shall be delivered in accordance with Exhibit B hereof) shall be: Logistic Properties of the Americas 601 Brickell Key Drive Suite 700 Attention: Esteban Saldarriaga; Paul Smith Email: esteban@lpamericas.com; paul@lpamericas.com With copies (which shall not constitute notice or delivery of process) to: Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 United States Attention: Michael Fitzgerald; Joy K. Gallup Email: Michael.Fitzgerald@bakermckenzie.com; Joy.Gallup@bakermckenzie.com New Circle Capital LLC Attention: Osman Ahmed Email: oa@newcirclecapital.com With copies (which shall not constitute notice or delivery of process) to: Legal Department New Circle Capital LLC Email: legal@newcirclecapital.com or at such other address and/or e-mail and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) and recipient email address or (iii) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of delivery in accordance with clause (i), (ii) or (iii) above, respectively. ARTICLE XI MISCELLANEOUS Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid as originals and effective for all purposes of this Agreement. Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes

241734521.3 244592-10001 Error! Unknown document property name. any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement. Reporting Entity for Ordinary Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity. Commitment and Structuring Fee. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company shall pay to the Investor a structuring fee in the amount of $25,000, which has been paid prior to the date hereof, and a legal fee in the amount of $25,000, which will be paid upon execution of this Agreement. The Company shall pay a commitment fee to the Investor in the form of Ordinary Shares with an aggregate market value equal to $30 Commitment Fee of which shall be determined based on the closing price of the Ordinary Shares on the date the Registration Statement Commitment Shares provided, however, that the Company may, in its sole discretion, elect to pay the Commitment Fee in a cash amount equal to $250,000 in lieu of issuing Commitment Shares, so long as such amount is paid on or prior to the day of filing of the Registration Statement. The Commitment Shares issuable hereunder shall be included on the initial Registration Statement and the Company shall be required to promptly file additional registration statements for the issuance of additional Ordinary Shares necessary to satisfy the Commitment Fee amount, if necessary. The Commitment Shares shall be issued to the Investor within one (1) Business Day of the date of effectiveness of the Registration Statement registering the Commitment Shares. The Commitment Fee shall be fully earned and non-refundable, regardless of whether any Purchase Notices are made or settled hereunder or any subsequent termination of this Agreement. Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

241734521.3 244592-10001 Error! Unknown document property name. IN WITNESS WHEREOF, the parties hereto have caused this Share Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above. COMPANY: LOGISTIC PROPERTIES OF THE AMERICAS By: Name: Title: INVESTOR: NEW CIRCLE PRINCIPAL INVESTMENTS LLC By: New Circle Capital LLC Its: Sole Member By: Name: Osman Ahmed Title:

241734521.3 244592-10001 Error! Unknown document property name. ANNEX I TO THE SHARE PURCHASE AGREEMENT DEFINITIONS Affiliate Section 3.07. Agreement Applicable Laws directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws. Black Out Period Section 6.04. Closing Section 2.04. Commitment Amount mean $30,000,000 of Ordinary Shares. Commitment Fee Section 11.04. Commitment Shares Section 11.04. Commitment Period of termination of this Agreement in accordance with Section 9.01. Company Company Indemnitees Section 5.02. Condition Satisfaction Date Disclosure Schedule Article IV. DTC function for the Company. DTC/FAST Program DWAC DWAC Eligible Ordinary Share agent of the Company is approved as an agent in the DTC/FAST Program, (d) the Ordinary Shares are otherwise eligible for delivery via DWAC, and (e) the transfer agent does not have a policy prohibiting or limiting delivery of the Ordinary Shares, as applicable, via DWAC. Effective Date Environmental Laws Section 4.13. Excess Shares Section 2.04(b).

241734521.3 244592-10001 Error! Unknown document property name. Exchange Act regulations promulgated thereunder. Exchange Cap Section 2.02(c). Indemnified Liabilities Section 5.01. Investor Investor Indemnitees Section 5.01. Market Price shall mean the Option 1 Market Price or the Option 2 Market Price, as applicable with respect to the applicable Share Purchase Notice. Material Adverse Effect shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse sis its obligations under this Agreement. Material Outside Event Section 6.10. Maximum Purchase Amount amount of Ordinary Shares equal to one hundred percent (100%) of the average daily trading volume of the Ordinary Shares during the five (5) Trading Days immediately preceding a Purchase Notice, and (ii) 100,000 shares of Ordinary Shares. OFAC Section 4.31. Option 1 Market Price lowest daily VWAP of the Ordinary Shares during the Option 1 Pricing Period. Option 2 Market Price Ordinary Shares during the Option 2 Pricing Period. Option 1 Pricing Period shall mean the three (3) consecutive Trading Days commencing no later than the Trading Day immediately following the Share Purchase Notice Date. Option 2 Pricing Period shall mean the period on the applicable Share Purchase Notice Date with respect to a Purchase Notice selecting an Option 2 Pricing Period commencing (i) if submitted to the Investor prior to 9:00 a.m. Eastern Time on a Trading Day, the open of trading on such day, or (ii) if submitted to the Investor after 9:00 a.m. Eastern Time on a Trading Day, the open of trading on the immediately succeeding Trading Day, and in each case, ending on 4:00p.m. Eastern Time on such applicable Trading Day; provided, however, that upon mutual consent of the Company and the Investor, a Purchase Notice selecting an Option 2 Pricing Period that is delivered after 9:00 a.m. Eastern Time may be deemed to have been delivered prior to 9:00 a.m. Eastern Time of such day. Ordinary Shares Ownership Limitation Section 2.02(a). PEA Period immediately prior to the filing of any post-effective amendment to the Registration Statement or any subsequent Registration Statement, and ending at 9:30 a.m., Eastern time, on the Business Day immediately following, the effective date of any post-effective amendment to the Registration Statement.

241734521.3 244592-10001 Error! Unknown document property name. Person entity or organization, including a government or political subdivision or an agency or instrumentality thereof. Plan of Distribution of the Shares. Pricing Period Pricing Period or Option 2 Pricing Period, as applicable. Principal Market NYSE American; provided however, that in the event the Ordinary Shares are ever listed or traded on the New York Stock Exchange, or the Nasdaq Stock Market LLC other exchange or market (as applicable) to the extent such other exchange or market is the principal trading exchange or market for the Ordinary Shares. Prospectus (including, without limitation, all amendments and supplements thereto) used by the Company in connection with a Registration Statement, including documents incorporated by reference therein. Prospectus Supplement to Rule 424(b) under the Securities Act, including documents incorporated by reference therein. Purchase Date validly issued Purchase Notice. Purchase Notice executed by an officer of the Company and setting forth the number of Shares that the Company desires to issue and sell to the Investor. Purchase Price 7.5% in respect of a Purchase Notice with an Option 1 Pricing Period, and (ii) 96% in respect of a Purchase Notice with an Option 2 Pricing Period. Registration Limitation Section 2.02(b). Registration Rights Agreement Registration Statement Registrable Securities Regulation D shall have the meaning set forth in the recitals of this Agreement. Restricted Period Section 6.19. Restricted Person Section 6.19. Sanctions Section 4.31. SEC Commission. SEC Documents F-1 or Form F-3 filed by the Company with the SEC, including the financial statements, schedules, exhibits and all other documents filed as a part thereof or incorporated therein and all information deemed to be a part thereof as of the effective date of such registration statement under the Securities Act, (2) any proxy statement or prospectus filed by the Company with the SEC, including all documents incorporated or deemed incorporated therein by reference, whether or not included in a registration statement on Form F-1 or Form F-3, in the form in which such proxy statement or prospectus has most recently been filed with the SEC pursuant to Rule 424(b) under the Securities Act, (3) all reports, schedules,

241734521.3 244592-10001 Error! Unknown document property name. registrations, forms, statements, information and other documents filed with or furnished to the SEC by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act since March 27, 2024, including, without limitation, the Current Report, (4) each Registration Statement, as the same may be amended from time to time, the Prospectus contained therein and each Prospectus Supplement thereto and (5) all information contained in such filings and all documents and disclosures that have been and heretofore shall be incorporated by reference therein. Securities Act Settlement Document Section 2.04(a). Share Purchase Notice Date with Section 2.01(b) of this Agreement) a Purchase Notice to the Investor, subject to the terms of this Agreement. Shares Ordinary Shares that the Company shall issue and sell to the Investor pursuant to a Purchase Notice under the terms of this Agreement. Subsidiaries the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are Trading Day Transaction Documents of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time. Variable Rate Transaction securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Ordinary Shares either (A) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the initial issuance of such equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Ordinary Shares (including, without limitation, -dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, share split or other similar transaction), (ii) Ordinary Shares that has sale price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Ordinary Shares at any time after the execution of such arrangements or consummation of such offerings, as applicable, or (iii) enters into or effects any forward purchase agreement, equity pre-paid forward transaction or other similar offering of securities where the purchaser of securities of the Company receives an upfront or periodic payment of all, or a portion of, the value of the securities so purchased, and the Company receives proceeds from such purchaser based on a price or value that varies with the trading prices of the Ordinary Shares. VWAP Ordinary Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P.

241734521.3 244592-10001 Error! Unknown document property name. ANNEX II TO THE SHARE PURCHASE AGREEMENT CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO DELIVER A PURCHASE NOTICE The right of the Company to deliver a Purchase Notice and the obligations of the Investor hereunder with respect to the purchase of Shares pursuant to a Purchase Notice are subject to the satisfaction or waiver, on each Share Purchase Condition Satisfaction Date . The representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the Share Purchase Notice Date, except to the extent such representations and warranties are as of another date, in which case such representations and warranties shall be true and correct as of such other date. Commitment Fee. The Company shall have issued to the Investor the Commitment Shares, or shall have paid the Commitment Fee in cash, and shall have paid the initial structuring fee and legal fee, each in accordance with Section 11.04. Registration of the Ordinary Shares with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Ordinary Shares issuable pursuant to such Purchase Notice and no stop order with respect to such Registration Statement shall be pending by the SEC. The Current Report shall have been filed with the SEC. Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Ordinary Shares issuable pursuant to such Purchase Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject. Board. The board of directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or modified and remains in full force and d by the Secretary of the Company, dated as of the Effective Date, in the form attached hereto as Exhibit D. No Material Outside Event. No Material Outside Event shall have occurred and be continuing. Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date. No Injunction; Regulation. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, endorsed or withdrawn by any court or governmental authority of competent jurisdiction that prohibits or directly, materially and adversely affects any of the transactions contemplated by this Agreement. No Suspension of Trading in or Delisting of Ordinary Shares. Trading in the Ordinary Shares shall not have been suspended by the SEC, the Principal Market or FINRA, the Company shall not have received any final and non-appealable notice that the listing or quotation of the Ordinary Shares on the Principal Market shall be terminated on a date certain (unless, prior to such date certain, the Ordinary Shares is listed or quoted on any subsequent Principal Market), nor shall there have been imposed any suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares that is continuing, the Company shall not have received any notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Ordinary Shares, electronic trading or book-entry services by DTC with respect to the Ordinary Shares is being imposed or is contemplated (unless, prior to such suspension or restriction, DTC shall have notified the Company in writing that DTC has determined not to impose any such suspension or restriction).

241734521.3 244592-10001 Error! Unknown document property name. Authorized. All of the Shares issuable pursuant to the applicable Purchase Notice shall have been duly authorized by all necessary corporate action of the Company. All Shares relating to all prior Purchase Notices required to have been received by the Investor under this Agreement shall have been delivered to the Investor in accordance with this Agreement. Executed Purchase Notice. The representations contained in the applicable Purchase Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date. MNPI. The Company shall have publicly disclosed any and all material non-public information the Investor may have received prior to the submission of the Purchase Notice. PEA Period. There shall not be an active PEA Period. DWAC Eligible. The Ordinary Shares shall be DWAC Eligible. Opinion and Negative Assurance Letter. The Investor shall have received the opinion and negative reasonably satisfactory to the Investor. Certificates. The Company shall have delivered to the Investor a certificate evidencing the incorporation and good standing of the Company in the Cayman Islands issued by the Cayman Islands General Registry within ten (10) Business Days of the Effective Date.

241734521.3 244592-10001 Error! Unknown document property name. Exhibit A Registration Rights Agreement

Execution Version 241734543.4 244592-10001 REGISTRATION RIGHTS AGREEMENT THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of September 23, 2025 is made by and between New Circle Principal Investments LLC, a Delaware limited liability company (the “Investor”), and Logistic Properties of the Americas, a Cayman Islands exempted company limited by shares (the “Company”). The Investor and the Company may be referred to herein individually as a “Party” and collectively as the “Parties.” WHEREAS, the Company and the Investor have entered into that certain Share Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Company may issue, from time to time, to the Investor up to $30 million of newly issued ordinary shares of the Company, par value $.0001 per share (the “Ordinary Shares”); and WHEREAS, pursuant to the terms of, and in consideration for the Investor entering into, the Purchase Agreement, and to induce the Investor to execute and deliver the Purchase Agreement, the Company has agreed to provide the Investor with certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”). AGREEMENT NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows: 1. DEFINITIONS. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings: (a) “Effectiveness Deadline” means, with respect to the initial Registration Statement filed hereunder, the 45th calendar day following the Filing Deadline, provided, however, in the event the Company is notified by the SEC (as defined below) that the Registration Statement will be reviewed, the 60th calendar day following the Filing Deadline; provided, further, however, that in the event the Company is notified by the SEC that the Registration will not be reviewed or is no longer subject to further review and comments, the Effectiveness Deadline as to such Registration Statement shall be the fifth business day following the date on which the Company is so notified if such date precedes the date required above. (b) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. (c) “Filing Deadline” means, with respect to the initial Registration Statement required hereunder, the 30th calendar day following the date hereof. (d) “Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency. (e) “Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post- effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus. (f) “Registrable Securities” means all of (i) the Shares (as defined in the Purchase Agreement) and Commitment Shares (as defined in the Purchase Agreement), (ii) any share capital issued or issuable with respect to Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

2 241734543.4 244592-10001 the Shares and Commitment Shares, including, without limitation, (1) as a result of any share split, share dividend or other distribution, recapitalization or similar event or otherwise, and (2) share capital of the Company into which the Ordinary Shares are converted or exchanged and share capital of a successor entity into which the Ordinary Shares are converted or exchanged; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities hereunder on the date that such securities are sold, transferred, disposed of or exchanged in accordance with the Registration Statement or otherwise in a transaction not requiring registration under the Securities Act. (g) “Registration Statement” means any registration statement of the Company filed pursuant to this Agreement, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement. (h) “Rule 144” means Rule 144 under the Securities Act or any successor rule thereto. (i) “Rule 415” means Rule 415 under the Securities Act, or any successor rule thereto. (j) “Rule 424” means Rule 424 under the Securities Act, or any successor rule thereto. (k) “SEC” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time. (l) “Securities Act” shall have the meaning set forth in the Recitals above. 2. REGISTRATION. (a) The Company’s registration obligations set forth in this Section 2 including its obligations to file Registration Statements, obtain effectiveness of Registration Statements, and maintain the continuous effectiveness of any Registration Statement that has been declared effective shall begin on the date hereof and continue until the earlier of (i) the date on which the Investor has sold all of the Registrable Securities, (ii) the date that is 180 days after the date of termination of the Purchase Agreement if as of such termination date the Investor holds any Registrable Securities, (iii) on the first date on which the Investor can sell all of the Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and (iv) the date of termination of the Purchase Agreement if as of such termination date the Investor holds no Registrable Securities (the “Registration Period”). (b) Subject to the terms and conditions of this Agreement, the Company shall (i) as soon as practicable, but in no case later than the Filing Deadline, prepare and file with the SEC an initial Registration Statement on Form F-3 or any successor form thereto covering the resale by the Investor of the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Registrable Securities by the Investor under Rule 415 at then prevailing market prices (and not fixed prices). The Registration Statement shall contain “Selling Shareholders” and “Plan of Distribution” sections. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable, and no later than the Effectiveness Deadline. By 5:00 pm on the second business day following the date of effectiveness, the Company shall file with the SEC in accordance with Rule 424 the final Prospectus to be used in connection with sales pursuant to such Registration Statement. (c) Sufficient Number of Shares Registered. If at any time all Registrable Securities are not covered by a Registration Statement filed pursuant to Section 2(a) as a result of Section 2(e) or otherwise, the Company shall use its commercially reasonable efforts to file with the SEC one or more additional Registration Statements so as to cover all of the Registrable Securities not covered by such initial Registration Statement, in each case as soon as practicable (taking into account any position of the staff of the SEC with respect to the date on which the Staff will permit such additional Registration Statement(s) to be filed with the SEC and the rules and regulations of the SEC). The Company shall use its commercially reasonable efforts to cause each such new Registration Statement to become effective as soon as reasonably practicable following the filling thereof with the SEC. Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

3 241734543.4 244592-10001 (d) During the Registration Period, the Company shall (i) promptly prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the Prospectus used in connection with a Registration Statement, which Prospectus is to be filed pursuant to Rule 424, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, (ii) prepare and file with the SEC additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (iii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iv) respond as promptly as reasonably possible to any comments received from the SEC with respect to a Registration Statement or any amendment thereto and as promptly as reasonably practicable provide the Investor true and complete copies of all correspondence from and to the SEC relating to a Registration Statement (provided that the Company may excise any information contained therein which would constitute material non-public information to the Investor); and (v) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 2(d)) by reason of the Company’s filing a report on Form 20-F or Form 6-K or any analogous report under the Exchange Act, the Company shall incorporate such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC as promptly as reasonably practicable after the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement. (e) Reduction of Registrable Securities Included in a Registration Statement. Notwithstanding anything contained herein, in the event that the SEC requires the Company to reduce the number of Registrable Securities to be included in a Registration Statement in order to allow the Company to rely on Rule 415 with respect to a Registration Statement, then the Company shall reduce the number of Registrable Securities to be included in such Registration Statement (after consultation with the Investor as to the specific Registrable Securities to be removed therefrom; provided, however, that the Commitment Shares (as defined in the Purchase Agreement) shall be prioritized for registration ahead of any other Shares registered on the Registration Statement) to the maximum number of securities as is permitted to be registered by the SEC. In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall use its commercially reasonable efforts to file one or more new Registration Statements with the Commission in accordance with Section 2(c) until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the Prospectuses contained therein are available for use by the Investor. (f) Failure to File or Obtain Effectiveness of the Registration Statement or Remain Current. If: (i) a Registration Statement is not filed on or prior to its Filing Deadline, or (ii) a Registration Statement is not declared effective on or prior to the Effectiveness Deadline, or the Company fails to file with the SEC a request for acceleration in accordance with Rule 461 under the Securities Act, within five business days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that a Registration Statement will not be “reviewed,” or not subject to further review, or (iii) after the effectiveness, a Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective, or (iv) the Investor is not permitted to utilize the Prospectus therein to resell such Registrable Securities for more than 30 consecutive calendar days or more than an aggregate of 60 calendar days during any 12-month period (which need not be consecutive calendar days), or (v) if after the date that is six months from the date hereof, the Company does not have available adequate current public information as set forth in Rule 144(c) (any such failure or breach being referred to as an “Event”), then in addition to any other rights the Investor may have hereunder or under applicable law, the Company shall be in breach of the term and conditions of this Agreement and such Event shall be deemed an event of default for so long as such Event remains uncured. During the period of the existence of an uncured Event, the Investor shall have no obligation to accept a Purchase Notice or accept or purchase any Shares (other than any Shares purchased by the Investor prior to the occurrence of the Event). (g) [Reserved.] (h) No Inclusion of Other Securities. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement pursuant to Section 2(b) or Section 2(c) without consulting with the Investor, and receiving Investor’s written consent, prior to filing such Registration Statement with the SEC. Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

4 241734543.4 244592-10001 3. RELATED OBLIGATIONS. (a) The Company shall, not less than three business days prior to the filing of each Registration Statement and not less than one business day prior to the filing of any related amendments and supplements to all Registration Statements (except for annual reports on Form 20-F, supplements and amendments to update the Registration Statement solely for information reflected in the Company’s annual reports on Form 20-F, or reports on Form 6-K), furnish to the Investor copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of the Investor. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Investor shall reasonably object in good faith; provided that, the Company is notified of such objection in writing no later than 24 hours after the Investor has been so furnished copies of such proposed filing. (b) The Company shall furnish to the Investor without charge (i) at least one copy (which may be in electronic form) of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) at least one copy (which may be in electronic form) of the final prospectus included in such Registration Statement and all amendments and supplements thereto, and (iii) any documents, which are not publicly available through EDGAR, as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor. For the avoidance of doubt, any filing available to the Investor via the SEC’s EDGAR system shall be deemed “furnished to the Investor” under this Agreement. (c) The Company shall use its commercially reasonable efforts in cooperation with the Investor, to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or by-laws, (x) qualify to do business or qualify as a foreign corporation or other entity or as a securities dealer in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(c), (y) take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject, or (z) subject itself to general taxation in any such jurisdiction. The Company shall promptly notify the Investor of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose. (d) As promptly as practicable after becoming aware of such event or development, the Company shall notify the Investor in writing of the happening of any event as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission and furnish one electronic copy of such supplement or amendment to the Investor. The Company shall also promptly notify the Investor in writing (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Investor by email on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate. The Company shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to a Registration Statement or any amendment thereto. Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

5 241734543.4 244592-10001 (e) The Company shall use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction within the United States of America and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose. Notwithstanding the foregoing, nothing in this Agreement shall prohibit the Company from establishing a “Black Out Period” (as defined in the Purchase Agreement) as permitted under the Purchase Agreement. (f) Without limiting any obligation of the Company under the Purchase Agreement, the Company shall use commercially reasonable efforts to cause all of the Registrable Securities covered by each Registration Statement to be listed on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(f). (g) The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information. (h) The Company shall cooperate with the Investor to facilitate the timely preparation and delivery of certificates or book-entry statements representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of Ordinary Shares and registered in such names as the Investor may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement or Rule 144; provided, that the Company may satisfy its obligations hereunder without issuing physical share certificates or book-entry statements through the use of The Depository Trust Company’s Direct Registration System. (i) The Company shall use its commercially reasonable efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to consummate the disposition of such Registrable Securities. (j) The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder. (k) Within two business days after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investor whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC. (l) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to a Registration Statement. 4. OBLIGATIONS OF THE INVESTOR. (a) The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(d) hereof or a Black Out Period, the Investor shall as soon as reasonably practicable discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until either (i) the Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(d) or receipt of notice that no supplement or amendment is required or (ii) the termination Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

6 241734543.4 244592-10001 of such Black Out Period. Notwithstanding anything to the contrary contained herein, subject to compliance with the securities laws, the Company shall cause its transfer agent to deliver unlegended certificates for Ordinary Shares to a transferee of the Investor in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which the Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(d) or a Black Out Period and for which the Investor has not yet settled. (b) The Investor covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement. (c) The Investor, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, including by providing the Company with such information regarding the Investor and the Registrable Securities held by the Investor, as shall be reasonably requested by the Company to effect and maintain effectiveness of such Registration Statement, unless the Investor has notified the Company in writing of the Investor’s election to exclude all of the Investor’s Registrable Securities from such Registration Statement. 5. EXPENSES OF REGISTRATION. All expenses incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all registration, listing and qualifications fees, printers fees, and fees and expenses of the Company’s counsel and accountants (except legal fees of Investor’s counsel associated with the review of the Registration Statement). Unless otherwise set forth herein, obligations to pay all other expenses shall be as set forth in the Purchase Agreement. 6. INDEMNIFICATION. With respect to Registrable Securities which are included in a Registration Statement under this Agreement: (a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, the directors, officers, partners, employees, agents, and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, penalties, costs, reasonable and documented attorneys’ fees, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing (as amended or supplemented) made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). Subject to Section 6(d), the Company shall reimburse the Investor and each such controlling person promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or disbursements that are incurred by them or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (y) shall not apply to a Claim Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

7 241734543.4 244592-10001 by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, a Blue Sky Filing or any final prospectus and (z) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c). Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person. For the avoidance of doubt, the indemnification agreement contained in this Section 6(a) with respect to any prospectus shall not inure to the benefit of any Indemnified Person if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to the Investor prior to the Investor’s use of the prospectus to which the Claim relates. (b) In connection with a Registration Statement, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, officers, employees, representatives, or agents and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or is based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs (i) in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor expressly for use in connection with the Registration Statement or any such amendment thereof or supplement thereto, a Blue Sky Filing or any final prospectus or (ii) from the Investor’s violation of any prospectus delivery requirements under the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement; and, subject to Section 6(d), the Investor will reimburse promptly as such expenses are incurred and are due and payable for any legal fees or disbursements or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, further, however, that, absent fraud or gross negligence, the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to the Investor prior to the Investor’s use of the prospectus to which the Claim relates. (c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel reasonably mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the actual and reasonable fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, which consent shall not be Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

8 241734543.4 244592-10001 unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. (d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. (e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law. 7. CONTRIBUTION. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities; and (iii) no contribution shall be made under circumstances where the maker would not have been eligible for indemnification under the fault standards set forth in Section 6 of this Agreement. 8. REPORTS UNDER THE EXCHANGE ACT. With a view to making available to the Investor the benefits of Rule 144 or any similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration, and as a material inducement to the Investor’s purchase of the Shares, the Company represents, warrants, and covenants to the following: (a) The Company is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has filed all required reports under section 13 or 15(d) of the Exchange Act during the 12 months prior to the date hereof (or for such shorter period that the issuer was required to file such reports), other than Form 6-K reports. (b) During the Registration Period, the Company shall use its commercially reasonable efforts to file with the SEC in a timely manner all required reports under section 13 or 15(d) of the Exchange Act (it being understood that nothing herein shall limit the Company’s rights and obligations under the Purchase Agreement) and such reports shall conform to the requirements in all material respects of the Exchange Act and the SEC for filing thereunder. (c) The Company shall furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration. 9. AMENDMENT OF REGISTRATION RIGHTS. Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

9 241734543.4 244592-10001 Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon each of the Investor and the Company. 10. MISCELLANEOUS. (a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities or owns the right to receive the Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities. (b) [Reserved.] (c) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered pursuant to the notice provisions of the Purchase Agreement or to such other address and/or electronic mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email service provider containing the time, date, and recipient email or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from a nationally recognized overnight delivery service in accordance with this section. (d) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. (e) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the Supreme Court of the State of New York, sitting in New York County, New York and federal courts for the Southern District of New York sitting in New York, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. (f) This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto. (g) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

10 241734543.4 244592-10001 (h) This Agreement may be executed in identical counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes of this Agreement. (i) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby. (j) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party. (k) This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK] Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E

241734543.4 244592-10001 IN WITNESS WHEREOF, the Investor and the Company have caused their signature page to this Registration Rights Agreement to be duly executed as of the date first above written. COMPANY: LOGISTIC PROPERTIES OF THE AMERICAS By: Name: Title: INVESTOR: NEW CIRCLE PRINCIPAL INVESTMENTS LLC By: New Circle Capital LLC Its: Sole Member By: Name: Osman Ahmed Title: Managing Partner Docusign Envelope ID: E153E223-9338-4EE3-AFBD-6E0A78F0758E CEO Esteban Saldarriaga

241734521.3 244592-10001 Error! Unknown document property name. Exhibit B Form of Purchase Notice Dated: ______________ Purchase Notice Number: ______________ _______________________________________________

241734521.7 244592-10001 Error! Unknown document property name. Exhibit C Form of Settlement Document Below please find the settlement information with respect to the Purchase Notice Number: 1. Number of Ordinary Shares requested in the Purchase Notice 2. [Option [1] / [2]] Market Price 3. Purchase Price per share 4. Total Purchase Price due to the Company (row 1 x row 3)

241734521.7 244592-10001 Error! Unknown document property name. Exhibit D Form of Secretary Certificate

1 Logistic Properties of the Americas Company No 403845 ("Company") Written resolutions of all of the directors of the Company We, the undersigned, being all of the directors of the Company (the "Directors"), HEREBY CONSENT to the following actions and adopt the resolutions set out below pursuant to the Company’s articles of association, as amended from time to time (the “Articles”). Capitalised terms not defined herein shall have the meaning ascribed to them in the Articles. 1 Directors’ Interest It is noted that, to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise, such disclosure has been made and, pursuant to the Articles, such Director may vote and act on the matters referred to herein. 2 Equity Line of Credit – Share Purchase Agreement and Registration Rights Agreement 2.1 It is noted that the Company proposes to establish an equity line of credit pursuant to the terms of a share purchase agreement (“Share Purchase Agreement”) to be entered into between the Company and New Circle Principal Investments LLC (“New Circle”) under which the Company shall have the right to issue and sell to New Circle from time to time, and New Circle shall purchase from the Company, up to $30 million in aggregate gross purchase price of newly issued fully paid ordinary shares of the Company of a par value of US$0.0001 each (the “Ordinary Shares”). 2.2 It is noted further that the Company will agree to pay a commitment fee to New Circle in the form of additional Ordinary Shares with an aggregate market value equal to US$300,000 (the “Commitment Shares”), on the terms and subject to the conditions set out in the Share Purchase Agreement. 2.3 It is noted further that, concurrently with the entry into the Share Purchase Agreement, the Company proposes to enter into a registration rights agreement with New Circle (“Registration Rights Agreement”) pursuant to which the Company will register for resale certain Registrable Securities (as defined in the Registration Rights Agreement). 2.4 Drafts of the Share Purchase Agreement and the Registration Rights Agreement (collectively, the “Transaction Documents”) have been provided to and reviewed and considered in detail by the Directors.

2 2.5 The terms of the Transaction Documents and the transactions and obligations contemplated by or referred to in the Transaction Documents have been fully considered by the Directors. 2.6 The Directors, having carefully considered the terms of the Transaction Documents and, having regard to (amongst other matters, as applicable): (a) the directors’ general duties under Cayman Islands law and their fiduciary duties owed to the Company; (b) the Company’s solvency position both pre- and post-entry into the Transaction Documents; (c) the representations and confirmations to be given by the Company under the Transaction Documents; and (d) the transactions contemplated by the Transaction Documents and the benefits and burdens which they impose upon the Company, agree that the execution, delivery and performance of the Transaction Documents by the Company (and the transactions contemplated by them) are for its benefit and are conducive to the attainment of its strategic objectives, in the best interests of its business and would be most likely to promote the success of the Company for the benefit of its members as a whole. 2.7 Accordingly, it is resolved that: (a) the entry into and performance by the Company of its obligations under the Transaction Documents are in the best interests of the Company; (b) the transactions contemplated by the Transaction Documents be and hereby are approved; (c) the form of each Transaction Document be and hereby is approved; (d) any Director or officer of the Company (each, an "Authorised Person") be authorised to negotiate, execute and deliver the Transaction Documents providing for, among other things, the issuance and sale of the Ordinary Shares and the issuance of the Commitment Shares, and in such form and containing such customary provisions as such Authorised Person shall approve, such approval to be conclusively evidenced by the execution and delivery of the Transaction Documents by the Company; (e) any Authorised Person be authorised to execute and deliver the Transaction Documents on behalf of the Company, including any and all certificates and exhibits attached thereto; (f) the issuance and sale of the Ordinary Shares and the issuance of the Commitment Shares to New Circle, in each case, pursuant to the terms and conditions of the Transaction Documents, be and hereby is approved in all respects; and

3 (g) any Authorised Person be authorised to deliver the Ordinary Shares and the Commitment Shares to New Circle (in each case, upon the terms stated in the Transaction Documents) and to take such actions and execute such certificates and other documents necessary or reasonably required in connection with the sale and issuance of the Ordinary Shares and issuance of the Commitment Shares, in each case, upon the terms stated in the Transaction Documents, and to do all things any such Authorised Person may determine to be necessary, advisable or appropriate to carry out the terms of the Transaction Documents, such determination to be conclusively evidenced by the taking of any such action. 3 Further Actions 3.1 It is resolved that any Authorised Person be and hereby is authorised to take such further actions or procure that such further actions are taken, as such Authorised Person may consider necessary or convenient to effect the foregoing resolutions. 3.2 Without limiting the generality of the foregoing, it is further resolved that: (a) any Authorised Person be authorised to give, make, sign, execute (under hand or seal or as a deed) and deliver the Transaction Documents and any agreements, letters, notices, certificates, acknowledgements, receipts, authorisations, instructions, releases, waivers, proxies and other documents (whether of a like nature or not) ("Ancillary Documents") as may in the sole opinion and absolute discretion of any Authorised Person be considered necessary or desirable for the purpose of giving effect to, consummating or completing or procuring the performance and completion of the foregoing resolutions; (b) the Ancillary Documents be in such form as any Authorised Person shall in such Authorised Person's absolute discretion and sole opinion approve, the signature of such Authorised Person on any of the Ancillary Documents being due evidence for all purposes of such Authorised Person's approval of the terms thereof on behalf of the Company; (c) the Ancillary Documents (where required to be executed by the Company) be executed by the signature of any Authorised Person or, where required to be executed as a deed, be executed as a deed by any Authorised Person on behalf of the Company; (d) the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when executed and delivered in the manner set out above; and (e) all prior actions taken by any Authorised Person and agent for and on behalf of the Company in connection with the foregoing resolutions, including, but not limited to, the signing of any agreements, resolutions, deeds, letters, notices, certificates, acknowledgements, receipts, authorisations, instructions, releases, waivers,

4 proxies and other documents (whether of a like nature or not) and the payment of all and any related fees and expenses be confirmed, ratified and approved in all respects. [Signature page follows]

These written resolutions may be signed in any number of counterparts, all of which taken together constitute one and the same document, and the written resolutions are effective when the last signatory signs them. Diego Ricardo Ortega Durruty Date signed Gloria Canales Saldaña Date signed Jose Mauricio Salgar Hurtado Date signed Roger Alan Lazarus Date signed Thomas Joseph McDonald Date signed Françoise Lavertu Date signed Javier Marquina-Graciani Date signed